FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of November, 2006
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant’s name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F X
-------
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
-------
If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE
Sappi Limited’s report for the conformed third quarter results ended June 2006, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration
Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus
relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited
Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed
December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance
Share Incentive Plan, and (iv) the Section 10(a) Prospectus relating to the offer and sale of the
Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive
Plan. This Form 6-K includes a conformed version of the earnings announcement sent by the
Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the documents referred to in clauses (i) - (iv) above.
FORWARD-LOOKING STATEMENTS
In order to utilize the “Safe Harbor” provisions of the United States Private Securities
Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is
providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”,
“expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”,
“risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the
Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired;
consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K.
Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

sappi
conformed
quarter
results and
year ended
September
2006
1

st
2nd

3rd
4th
Form S-8 Version

Sappi is the world’s leading
producer of coated fine paper
*
for the year ended September 2006
** estimate as at September 2006
† Rest of World
Sales by product group *
Sales: where the product
is sold *
Sales: where the product
is manufactured *
Geographic ownership **
■
Coated fine paper 62%
■
Uncoated fine paper 5%
■
Coated specialities 9%
■
Packaging and
newsprint 8%
■
Pulp 14%
■
Other 2%
■
North America 30%
■
Europe 40%
■
Southern Africa 15%
■
Asia and other 15%
■
North America 29%
■
Europe 44%
■
Southern Africa 27%
■
South Africa 60%
■
North America 30%
■
Europe and ROW † 10%

Quarter
Year
ended
ended
Sept
June Sept
Sept
Sept
2006
2006 2005 **
2006
2005 **
Sales (US$ million)
1,296
1,214 1,388
4,941
5,018
Operating profit (loss) (US$ million)
51
(34) 12
125
(109)
Operating profit (loss) to sales (%)
3.9
(2.8) 0.9
2.5
(2.2)
EBITDA (US$ million) *
170
82 135
591
381
EPS (US cents)
18
(23) (13)
(2)
(81)
Headline EPS (US cents) *
2
(20) (5)
(11)
20
*   Refer to notes 1 and 2 of the Supplemental Information for the reconciliation of these numbers and definitions of these terms.
**  Comparative amounts have been restated to take into account the effect of the adoption of International Financial Reporting
Standards (Refer to note 2).
Note: 2006 fiscal year included 52 weeks (2005 fiscal year: 53 weeks), September 2006 quarter included 13 weeks
(September 2005 quarter: 14 weeks)
financial highlights
summary
●
EPS 18 US cents; headline EPS 2 US cents
●
North America reports operating profit
●
European headcount reduction – 650 positions
●
Rand weakness benefits SA businesses
●
Usutu Mill turnaround
●
Improved cash flow

Our financial results improved considerably this quarter driven primarily by better operating performance and lower costs, aided by currency movements. The results were impacted by a number of largely offsetting abnormal items which are more fully discussed below.
Global demand was positive but in Europe coated fine paper apparent consumption fell slightly in relation to a strong quarter a year ago. Coated fine paper prices in Europe were lower in comparison to both the prior quarter and last year. Modest price increases were achieved in North America during the quarter.
Pulp demand and prices continued to improve.
Group sales were US$1.296 billion, an increase of 7% in comparison to the prior quarter due to improved sales volumes. The 7% reduction in group sales in comparison to the same quarter last year was mainly due to the inclusion of an additional week in the accounting period last year.
Over the past 2 years, the price impact of higher raw materials and energy costs has reduced our operating earnings in aggregate by more than US$250 million. In this fiscal quarter the negative effect was approximately US$30 million compared to the same quarter last year, bringing the total price impact for the year to more than US$130 million compared to the prior year. We have recently seen some easing of certain input costs and compared to the June quarter there was a modest favourable impact.
The operating profit of US$51 million was negatively impacted by a net pre-tax amount of US$24 million comprising a restructuring charge of US$40 million in Europe in respect of the planned reduction of the workforce by approximately 650 (12%), a US$15 million negative plantation fair value charge (net of fellings)
and US$9 million of miscellaneous impairments of replaced assets partly offset by a US$40 million impairment reversal at Usutu Mill.
The South African businesses benefited from the weaker Rand. The average rate for the quarter of
R7.25 per US Dollar was 10% weaker than a year earlier.
Finance costs for the quarter were US$37 million, US$11 million higher than the same quarter last year, mainly due to higher interest paid and changes in the fair value of financial instruments. There was an unfavourable change in the fair value of financial instruments of US$4 million compared to a favourable change of US$5 million in the equivalent quarter last year.
Tax was favourable this quarter due to tax credits from loss making entities and the release of allowances for prior years' assessments more than offsetting taxable earnings.
Earnings per share for the quarter were 18 US cents compared to a loss of 13 US cents per share last year.
Headline earnings per share, which exclude the impairment reversal and asset write-offs but include the plantation revaluation and European restructuring charges, were 2 US cents compared to a 5 US cent loss a year ago.
For the full fiscal year, the loss per share was 2 US cents per share compared to a loss of 81 US cents per share in the prior year. The headline loss per share was 11 US cents for the year compared to earnings of
20 US cents in the prior year.
comment
sappi limited – fourth quarter page 2

cash flow
Cash generated by operations was US$158 million for the quarter, 98% of the equivalent quarter last year;
in addition we generated US$80 million from a reduction in working capital. After investing activities we generated US$106 million of cash, 103% of the equivalent quarter last year. For the full year, we utilised
US$127 million of cash after investing activities.
Finance cost payments were US$22 million compared to US$48 million last quarter which included a semi-
annual payment on the US$750 million bonds.
Capital expenditure was US$90 million, well down on last year despite the start of the Saiccor expansion project. We have continued to strictly prioritise capital expenditure to allow us to proceed with the Saiccor expansion without a marked increase in total capital expenditure compared to previous years.
operating review for the quarter
Sappi Fine Paper
Quarter
Quarter                                    Quarter
ended
ended ended
Sept 2006
Sept 2005 % June 2006
US$ million
US$ million change US$ million
Sales
1,029
1,119 (8.0) 968
Operating loss
(40)
(21) – (18)
Operating loss to sales (%)
(3.9)
(1.9) – (1.9)
The North American and South African businesses generated small operating profits in the quarter. The
European business incurred restructuring and impairment charges of US$48 million resulting in an operating loss of US$48 million for the quarter.
sappi limited – fourth quarter page 3

Europe
Quarter
Quarter Quarter
ended
ended % % ended
Sept 2006
Sept 2005 change change June 2006
US$ million
US$ million (US$) (Euro) US$ million
Sales
569
596 (4.5) (9.1) 536
Operating (loss) profit
(48)
42 – – 1
Operating profit (loss) to sales (%)
(8.4)
7.0 – – 0.2
Our sales volumes (adjusted for the number of weeks) were similar to the same quarter last year. Average prices realised were lower than a year ago in Euro terms due to geographic mix and slightly lower product prices. Reversing this price trend remains our priority.
The intensive cost reduction programme throughout our operations is continuing. We have announced plans to reduce headcount by approximately 650, representing 12% of the workforce.
We are starting to see encouraging developments in a number of input costs but in comparison to the same quarter last year, wood and energy unit costs continued to increase. In comparison to the prior quarter energy and chemical costs both decreased.
Although the group is a net seller of pulp, our European business is a large pulp purchaser. Purchased pulp costs increased approximately US$8 million in comparison to the same quarter last year.
During the quarter we completed the rebuild of the Ehingen mill paper machine to enhance quality and reduce production costs.
North America
Quarter
Quarter Quarter
ended
ended ended
Sept 2006
Sept 2005 % June 2006
US$ million
US$ million change US$ million
Sales
373
424 (12.0) 354
Operating profit (loss)
7
(48) – (14)
Operating profit (loss) to sales (%)
1.9
(11.3) – (4.0)
Key factors in the return of the North American business to operating profitability were seasonally strong demand, improved operating efficiency, some improvement in prices and strong pulp sales.
We concluded labour agreements at Somerset and Westbrook mills during the quarter. At Cloquet and
Muskegon mills final offers have been made and discussions with the union continue.
Wood, energy and chemical prices remained high compared to 2005 and had a negative impact of
US$13 million this quarter compared to the same quarter last year. In comparison to the prior quarter input cost prices, particularly wood prices, declined. Our wood costs have benefited from the closure of pulp mills and other processing plants in the vicinity of our mills.
sappi limited – fourth quarter page 4
operating review for the quarter (continued)

Fine Paper South Africa
Quarter
Quarter Quarter
ended
ended % % ended
Sept 2006
Sept 2005 change change June 2006
US$ million
US$ million (US$) (Rand) US$ million
Sales
87
99 (12.1) (2.4) 78
Operating profit (loss)
1
(15) – – (5)
Operating profit (loss) to sales (%)
1.1
(15.2) – – (6.4)
Fine Paper South Africa received some benefit from the weaker Rand relative to the US Dollar and Euro during the quarter as a result of reduced import competition and an improvement in margins.
Demand in the domestic market was firm in the quarter. Average prices realised in Rands were approximately 9% higher than a year ago.
The results were unfavourably impacted by higher prices of purchased pulp.
Forest Products
Quarter
Quarter Quarter
ended
ended % % ended
Sept 2006
Sept 2005 change change June 2006
US$ million
US$ million (US$) (Rand) US$ million
Sales
267
269 (0.7) 10.2 246
Operating profit (loss)
85
35 142.9 169.9 (16)
Operating profit (loss) to sales (%)
31.8
13.0 – – (6.5)
Plantation fair value net of
fellings – gain (loss)
(15)
27 – – (22)
Demand in the South African market was strong for containerboard and newsprint in the quarter. International pulp markets continued to be buoyant with good demand and rising prices for our chemical cellulose and paper grade pulp. The expansion project at Saiccor mill commenced in the quarter.
This business is sensitive to currency movements. With a high proportion of costs incurred in local currency and most of the sales directly or indirectly US Dollar-linked, a weaker Rand benefits the business all else being equal.
In the first quarter of fiscal 2005 we recorded an impairment charge of US$41 million in respect of the Usutu pulp mill, which had incurred losses for some time. Since then, operational and quality improvements at the mill, pulp price increases and the weakening of the Rand against the US Dollar have significantly improved the mill's profitability. We therefore recorded an impairment reversal this quarter of US$40 million. We expect to invest approximately US$15 million over the next 18 months to improve performance further.
Operating profit was impacted by the plantation net fair value adjustment of US$15 million which was negative again this quarter but more than offset by the Usutu impairment reversal.
sappi limited – fourth quarter page 5

The board has declared a dividend of 30 US cents for the year ended September 2006. A dividend of
30 US cents was paid in the previous year.
directors
Donald Gert Wilson resigned as Executive Director Finance during the quarter and Mark Richard Thompson was appointed in his place. John Leonard Job resigned as a non-executive director of the group in
September 2006.
outlook
We have seen continued improvement in the supply/demand balance for coated fine paper. After the exuberant expansion of capacity in Europe at the start of this decade and more recently in Asia, there are no known major coated fine paper machines due to start up before late 2009. Significant capacity has been closed in both Europe and North America during the past year.
There has been a reversal in the trend of some key raw material input prices. Wood prices in Europe have, however, increased as a result of demand for "green" fuel.
At current Rand exchange rates our South African businesses are able to achieve reasonable margins and we will continue to improve the efficiency of the mills, which have not achieved our performance targets.
We expect further improvement in our operating performance in the December quarter and that earnings before any plantation fair value adjustments will be positive.
On behalf of the Board
E van As M R Thompson
Director Director 9 November 2006
sappi limited
(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN Code: ZAE 000006284
sappi limited – fourth quarter page 6
dividend

sappi limited – fourth quarter page 7
The directors have declared a dividend (number 83) of 30 US cents per share for the year ended
September 2006.
In compliance with the requirements of STRATE, the JSE electronic settlement system which is applicable to
Sappi, the salient dates in respect of the dividend will be as follows:
Last day to trade to qualify for dividend Thursday 28 December 2006
Date on which shares commence trading ex-dividend Friday 29 December 2006
Record date Friday 5 January 2007
Payment date Monday 8 January 2007
Dividends payable from the Johannesburg transfer office will be paid in South African Rands except that dividends payable to nominee shareholders in respect of shares which they hold on behalf of non-residents of the Republic of South Africa will without exception be paid in United States Dollars. There will not be any election.
Dividends payable from the London transfer office will be paid in British Pounds Sterling or in the case of shareholders with registered addresses in the USA, in United States Dollars.
Dividends payable other than in United States Dollars will be calculated at the respective rates of exchange ruling at 21h15 Central European Time as per Reuters on Monday 18 December 2006, and announced on
Tuesday, 19 December 2006.
There will not be any de-materialisation nor re-materialisation of Sappi Limited share certificates from Friday
29 December 2006 to Friday 5 January 2007, both days inclusive.
Sappi Management Services (Pty) Limited
Secretaries
Per D J O’Connor
9 November 2006
dividend announcement

sappi limited – fourth quarter page 8
Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.
forward-looking statements

conformed financial results
for the quarter and year ended September 2006
Form S-8 Version
sappi limited – fourth quarter page 9

group income statement
sappi limited – fourth quarter page 10
Restated Restated
Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2006
Sept 2005%
Sept 2006
Sept 2005%
US$ million
US$ million change
US$ million
US$ million change
Sales
1,296
1,388 (6.6)
4,941
5,018 (1.5)
Cost of sales
1,137
1,244
4,420
4,507
Gross profit
159
144 10.4
521
511              2.0
Selling, general and
administrative expenses
99
102
366
361
60
42
155
150
Other expenses
9
30
30
259
Operating profit (loss)
51
12 (325.0)
125
(109) –
Net finance costs
37
26
130
80
Net paid
36
30
136
125
Capitalised
(1)
–
(2)
(1)
Net foreign exchange
(gains) losses
(2)
1
(7)
(5)
Change in fair value of
financial instruments
4
(5)
3
(39)
Profit (loss) before tax
14
(14) –
(5)
(189) –
Taxation – current
(11)
22
5
45
– deferred
(15)
(7)
(6)
(50)
Profit (loss) for the period
40
(29) –
(4)
(184) –
Profit (loss) per share
(US cents)
18
(13)
(2)
(81)
Weighted average
number of shares
in issue (millions)
226.5
225.8
226.2
225.8
Diluted profit (loss)
per share (US cents)
17
(13)
(2)
(81)
Weighted average
number of shares
on fully diluted
basis (millions)
228.6
226.6
228.0
226.7

group balance sheet
sappi limited – fourth quarter page 11
Restated
Reviewed
Reviewed
Sept 2006
Sept 2005
US$ million
US$ million
ASSETS
Non-current assets
3,997
4,244
Property, plant and equipment
3,129
3,333
Plantations
520
604
Deferred taxation
74
70
Other non-current assets
274
237
Current assets
1,500
1,645
Inventories
699
711
Trade and other receivables
577
567
Cash and cash equivalents
224
367
Assets held for sale
20
–
Total assets
5,517
5,889
EQUITY AND LIABILITIES
Shareholders’ equity
Ordinary shareholders’ interest
1,386
1,589
Non-current liabilities
2,465
2,547
Interest-bearing borrowings
1,634
1,600
Deferred taxation
336
367
Other non-current liabilities
495
580
Current liabilities
1,666
1,753
Interest-bearing borrowings
694
616
Bank overdraft
9
159
Other current liabilities
862
858
Taxation payable
101
120
Total equity and liabilities
5,517
5,889
Number of shares in issue at balance sheet date (millions)
227.0
225.9

group cash flow statement
sappi limited – fourth quarter page 12
group statement of recognised income and
expense
Restated Restated
Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2006
Sept 2005
Sept 2006
Sept 2005
US$ million
US$ million
US$ million
US$ million
Operating profit (loss)
51
12
125
(109)
Depreciation, fellings and other amortisation
119
123
466
490
Other non-cash items (including impairment
charges)
(12)
27
(127)
188
Cash generated by operations
158
162
464
569
Movement in working capital
80
80
(17)
(30)
Net finance costs
(22)
(27)
(138)
(127)
Taxation paid
(1)
(3)
(13)
(43)
Dividends paid
–
–
(68)
(68)
Cash retained from operating activities
215
212
228
301
Cash effects of investing activities
(109)
(109)
(355)
(379)
Cash generated (utilised) before financing
activities
106
103
(127)
(78)
Cash effects of financing activities
(55)
92
(21)
(37)
Net movement in cash and cash equivalents
51
195
(148)
(115)
Restated Restated
Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2006
Sept 2005
Sept 2006
Sept 2005
US$ million
US$ million
US$ million
US$ million
Pension fund asset not recognised
(37)
(6)
(43)
(6)
Actuarial gains (losses) on pension and other
post employment benefit liabilities
105
(56)
100
(56)
Deferred taxation on above items
(20)
11
(19)
11
Valuation allowance against deferred tax asset
on actuarial losses recognised
9
–
9
(62)
Exchange differences on translation of
foreign operations
(67)
46
(189)
8
Net expense recorded directly in equity
(10)
(5)
(142)
(105)
Profit (loss) for the period
40
(29)
(4)
(184)
Recognised income (expense) for the period
30
(34)
(146)
(289)

notes to the group results
1.
Basis of preparation
The condensed quarterly financial statements have been prepared in accordance with International
Financial Reporting Standards (IFRS). Sappi is reporting under IFRS for the first time for the year ending
September 2006. The date of first transition to IFRS is October 2004 and comparative results have been restated accordingly. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.
These quarterly results have been prepared in accordance with IAS 34 (Interim financial reporting).
The accounting policies used in the preparation of the quarterly results are compliant with IFRS and consistent with those used in the annual financial statements for September 2005, except as disclosed below.
The preliminary results for the quarter have been reviewed in terms of International Standards on
Review Engagements by the group’s auditors, Deloitte & Touche. Their unqualified review report includes an emphasis of matter that amendments to the interpretive guidance issued between the date of this announcement and the finalisation of the financial statements for the year ending September 2006, may result in changes to the restatements published. This report is available for inspection at the company’s registered offices.
2.
Effect of the first time adoption of IFRS
As discussed in Note 1, the group has adopted International Financial Reporting Standards (IFRS) in
preparing its consolidated financial statements for the year ending September, 2006. For purposes of these interim financial statements, the group has developed accounting policies based on IFRS issued to date that will be effective at our reporting date of September, 2006. IFRS 1, First-time Adoption of
International Financial Reporting Standards, requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first IFRS financial statements. IFRS 1 also requires that those policies be applied as of the date of transition to IFRS and throughout all periods presented in the first IFRS financial statements. The accounting policies used in these financial statements are subject to change up to the reporting date of our first IFRS financial statements. Management does not believe the final accounting policies will change materially from those utilised in the preparation of the accompanying interim financial statements.
The following exemptions in accordance with IFRS 1 were considered:
•
Business Combinations – IFRS 3
The group has elected not to retrospectively apply the requirements of IFRS 3 for Business
Combinations that occurred prior to October 2004.
•
Share-based Payment – IFRS 2
The group has applied the share-based payment exemption therefore IFRS 2 is only applicable to equity instruments granted after 7 November 2002 that were not vested by 1 January 2005.
Liabilities arising from cash-settled share-based payment settled after 1 January 2005 are subject to IFRS 2. For instruments vesting on or after 1 January 2005, Sappi has recognised a charge in the income statement and set up a separate category in shareholders’ equity for all share options and awards, based on the fair value of the awards as calculated at the grant date.
•
The Effects of Changes in Foreign Exchange Rates – IAS 21
Sappi has elected to apply the exemption in IFRS 1 which allows the cumulative translation differences of all foreign operations to be reset to zero by transfer to distributable reserve at the date of transition to IFRS which is October 2004.
sappi limited – fourth quarter page 13

Adjustments on adoption of IFRS
The adoption of IFRS led to changes in the Group’s financial position, financial performance and cash flows. The significant differences between previously reported SA GAAP financial statements and IFRS are as follows:
•
Share-based Payment – IFRS 2
Sappi has recognised a charge in the income statement and established a separate category in shareholders’ equity for all share options and awards, based on the fair value of the awards as calculated at the grant date. The cost of the share options and grants are reflected in the income statement over the vesting period. This IFRS change had no impact on the comparative total shareholders’ equity as a Share Based Payment Reserve is created with the equal and opposite amount included in retained earnings.
•
Employee Benefits – IAS 19
Previously unrecognised actuarial employee benefit losses were recognised at October 2004, resulting in an increase in pension and other post employment benefits liabilities and a corresponding reduction in equity and deferred tax liability. These adjustments also led to a reduction in employee benefit expense in profit for the period. Sappi has elected to adopt the policy of recognising actuarial gains and losses in the period in which they occur. The gains and losses are recognised outside of profit for the period in the statement of recognised income and expense
(SORIE). Items processed through SORIE are tax effected through SORIE. Part of the first time adoption of this method of accounting included a historic analysis of all pension fund movements to determine the portion of our deferred tax balances that relate to SORIE.
•
Financial Instruments – IAS 39
A significant portion of our securitised receivables is now reflected on our balance sheet, increasing trade and other receivables by US$268 million and short term debt by US$346 million and decreasing other payables by US$78 million at September 2005. The related expense is no longer reflected in S,G&A but is included under finance costs. This caused an increase in finance costs and decrease in S,G&A of US$15 million for the year ended September 2005.
Cash flow hedges on inter-company loans, accounted for in equity, no longer qualify for hedge accounting under IAS 39. As a result these instruments are now recognised at fair value through profit and loss.
•
The Effects of Changes in Foreign Exchange Rates – IAS 21
Sappi has elected to apply the exemption in IFRS 1 which allows the cumulative translation differences of all foreign operations to be reduced to zero at the date of transition to IFRS which is
October 2004. The Foreign Currency Translation Reserve (Non Distributable Reserve) was
transferred to retained earnings. This IFRS change has no impact on total shareholders’ equity.
There are no other accounting policy changes relevant to the first time adoption of IFRS.
•
Property, Plant and Equipment – IAS 16
Changes to IAS 16 Property, Plant and Equipment include the requirement that the useful lives of fixed assets are re-evaluated on an annual basis, changed capitalisation criteria and more explicit guidance on the capitalisation of fixed assets. These changes have led to the revision of the relevant accounting policies. In addition a detailed review of the group’s assets including a benchmarking exercise against peer-group companies was completed. Management concluded that no adjustment to the carrying value of property, plant and equipment was necessary with the first-time adoption of IFRS.
sappi limited – fourth quarter page 14
notes to the group results (continued)

sappi limited – fourth quarter page 15
Reconciliation of previous SA GAAP to IFRS for shareholders’ equity
Reviewed
Reviewed
Year
IFRS
ended
transition
Sept 2005
Oct 2004
US$ million
US$ million
Total equity presented under SA GAAP
1,881
2,157
Impact on retained earnings:
Recognition of previously unrecognised actuarial losses – IAS 19
(339)
(300)
Deferred taxation impact of IAS 19 change
43
93
Share based payments – IFRS 2
(20)
(9)
Release of cash flow hedge reserve – IAS 39
14
(2)
Foreign Currency Translation Reserve reset to zero at October 2004
244
244
Share based payment reserve – IFRS 2
20
9
Hedging Reserves – IAS 39
(14)
2
Foreign Currency Translation Reserve
(240)
(244)
Total equity and reserves presented under IFRS
1,589
1,950
Reconciliation of previous SA GAAP to IFRS loss for the year
Reviewed
Year
ended
Sept 2005
US$ million
Loss under SA GAAP
(213)
Reduction in expense due to recognition of actuarial
gains and losses – IAS 19
23
Deferred taxation impact of IAS 19
1
Share-based payment expense – IFRS 2
(10)
Gains from cash flow hedges that do not qualify for hedge accounting
– IAS 39
22
Deferred taxation impact of IAS 39
(7)
Loss under IFRS
(184)
IFRS cash flow statement impact
The reduction in employee benefit expense resulted in an increase in operating profit and a corresponding decrease in non-cash items. Share-based payment costs led to a decrease in operating profit and an increase in non-cash items. The recognition of securitised debtors caused the related costs to be reflected under finance costs instead of included in operating profit. In addition related movements are reflected in working capital and borrowings.

notes to the group results (continued)
sappi limited – fourth quarter page 16
IFRS impact on debt
In accordance with IAS 39 a significant portion of our securitised receivables are now reflected on our balance sheet, increasing trade and other receivables by US$268 million and short term debt by US$346 million and decreasing other payables by US$78 million at September 2005.
This resulted in an increase in net debt of US$346 million from US$1,662 million to US$2,008 million at September 2005.
IFRS impact on contingent liabilities
In accordance with IAS 39 securitised receivables are now reflected on our balance sheet.
The contingent liabilities disclosed at September 2005 included certain guarantees related to the securitisation programme. The amount disclosed for September 2005 has been amended accordingly to exclude these guarantees as the liablity is now disclosed on balance sheet.
• Circular 9/2006 – Transactions giving rise to adjustments to sales/purchases
The South African Institute of Chartered Accountants issued a circular on the treatment of settlement discount in accordance with IFRS.
This circular clarifies the following IFRS interpretations:
•
Settlement/cash discounts allowed should be estimated at the time of sale and presented as a reduction in sales.
•
Settlement/cash discount received should be deducted from the cost of inventories, or cost of sales.
Management has evaluated the impact of the above interpretations on the group’s results and the impact was found to be minimal. The results have been adjusted accordingly for this circular.
3.
Reconciliation of movement in shareholders’ equity
Restated
Reviewed
Reviewed
Year
Year
ended
ended
Sept 2006
Sept 2005
US$ million
US$ million
Balance – beginning of year as reported
1,881
2,157
IFRS adoption (refer note 2)
(292)
(207)
Recognition of previously unrecognised actuarial losses – IAS 19
(339)
(300)
Deferred taxation impact of IAS 19 change
43
93
Foreign currency effect
4
–
Balance – beginning of year restated
1,589
1,950
Total recognised expense for the period
(146)
(289)
Dividends paid
(68)
(68)
Share buybacks net of transfers to participants of the share purchase trust
5
(14)
Share based payment reserve
6
11
Balance – end of year
1,386
1,590

sappi limited – fourth quarter page 17
Restated Restated
Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2006
Sept 2005
Sept 2006
Sept 2005
US$ million
US$ million
US$ million
US$ million
4.
Operating profit
Included in operating profit are
the following non-cash items:
Depreciation and amortisation
Depreciation of property,
plant and equipment
99
105
390
422
Other amortisation
1
1
2
2
100
106
392
424
Impairment of property, plant and
equipment
1
14
9
233
Impairment of other assets
–
–
–
3
Impairment reversal of property,
plant and equipment
(40)
(4)
(40)
(4)
61
116
361
656
Fair value adjustment on
plantations (included in cost of sales)
Changes in volume
Fellings
19
17
74
66
Growth
(14)
(9)
(70)
(58)
5
8
4
8
Changes in fair value
10
(35)
(34)
(60)
15
(27)
(30)
(52)

sappi limited – fourth quarter page 18
notes to the group results (continued)
Restated Restated
Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2006
Sept 2005
Sept 2006
Sept 2005
US$ million
US$ million
US$ million
US$ million
5.
Capital expenditure
Property, plant and equipment
90
124
303
345
Reviewed
Reviewed
Sept 2006
Sept 2005
US$ million
US$ million
6.
Capital commitments
Contracted but not provided
294
115
Approved but not contracted
255
198
549
313
7.
Contingent liabilities
Guarantees and suretyships
52
52 *
Other contingent liabilities
11
11
* In accordance with IAS 39 securitised receivables are now reflected on our balance sheet. The contingent liabilities disclosed at September 2005 included certain guarantees related to the securitisation programme. The amount disclosed for September 2005 has been amended accordingly to exclude these guarantees as the liablity is now disclosed on balance sheet.
8.
Assets held for sale
The land and buildings occupied by Nash Mill have been classified as “assets held for sale” in the current quarter.

supplemental information
sappi limited – fourth quarter page 19
additional information
Restated Restated
Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2006
Sept 2005
Sept 2006
Sept 2005
US$ million
US$ million
US$ million
US$ million
1.
Profit (loss) for the period
to EBITDA
(1)
reconciliation
Profit (loss) for the period
40
(29)
(4)
(184)
Net finance costs
37
26
130
80
Taxation – current
(11)
22
5
45
– deferred
(15)
(7)
(6)
(50)
Depreciation
99
105
390
422
Amortisation (including fellings)
20
18
76
68
EBITDA
(1) (2)
170
135
591
381
(1)
Earnings before interest (net finance costs), tax, depreciation and amortisation.
(2)
In connection with the U.S. Securities Exchange Commission (“SEC”) rules relating to “Conditions for Use of Non-GAAP
Financial Measures”, we have reconciled EBITDA to net profit rather than operating profit and recalculated EBITDA.
As a result our definition has been amended to retain non-trading profit/loss and minority interest as part of EBITDA.
EBITDA represents earnings before interest (net finance costs), taxation, depreciation and amortisation (including fellings). Net finance costs includes: gross interest paid; interest received; interest capitalised; net foreign exchange gains; and net fair value adjustments on interest rate financial instruments. See the Group income statement for an explanation of the computation of net finance costs. We use EBITDA as an internal measure of performance to benchmark and compare performance, both between our own operations and as against other companies.
EBITDA is a measure used by the group, together with measures of performance under IFRS and US GAAP, to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe EBITDA is a useful and commonly used measure of financial performance in addition to net profit, operating profit and other profitability measures under IFRS or US GAAP because it facilitates operating performance comparisons from period to period and company to company. By eliminating potential differences in results of operations between periods or companies caused by factors such as depreciation and amortization methods, historic cost and age of assets, financing and capital structures and taxation positions or regimes, we believe EBITDA can provide a useful additional basis for comparing the current performance of the underlying operations being evaluated.
For these reasons, we believe EBITDA and similar measures are regularly used by the investment community as a means of comparison of companies in our industry. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully. EBITDA is not a measure of performance under IFRS or US GAAP and should not be considered in isolation or construed as a substitute for operating profit or net profit as an indicator of the company’s operations in accordance with IFRS or US GAAP.

sappi limited – fourth quarter page 20
supplemental information
Restated Restated
Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2006
Sept 2005
Sept 2006
Sept 2005
US$ million
US$ million
US$ million
US$ million
2.
Calculation of Headline earnings *
Profit (loss) for the period
40
(29)
(4)
(184)
Loss (profit) on disposal of business
and property, plant and equipment
–
1
(2)
2
Write-off of assets
4
2
11
6
Impairment of property, plant and
equipment
1
12
9
219
Reversal of impairment of property,
plant and equipment
(40)
–
(40)
–
Debt restructuring costs
–
2
–
2
Headline earnings
5
(12)
(26)
45
Headline earnings per share
Headline earnings per share (US cents) *
2
(5)
(11)
20
Weighted average number of shares
in issue (millions)
226.5
225.8
226.2
225.8
Diluted headline earnings per
share (US cents) *
2
(5)
(11)
20
Weighted average number of shares
on fully diluted basis (millions)
228.6
226.6
228.0
226.7
* Headline earnings disclosure is required by the JSE Limited.
3.
Exchange rates
Sept
June March Dec Sept
2006
2006 2006 2005 2005
Exchange rates:
Period end rate: US$1 = ZAR
7.7738
7.1700 6.1655 6.3275 6.3656
Average rate for the Quarter: US$1 = ZAR
7.2475
6.4658 6.1858 6.4795 6.5289
Average rate for the YTD: US$1 = ZAR
6.6039
6.4031 6.3334 6.4795 6.2418
Period end rate: EUR1 = US$
1.2672
1.2789 1.2119 1.1843 1.2030
Average rate for the Quarter: EUR1 = US$
1.2744
1.2570 1.1983 1.1915 1.2139
Average rate for the YTD: EUR1 = US$
1.2315
1.2191 1.1964 1.1915 1.2659
The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.

supplemental information
sappi limited – fourth quarter page 21
regional information
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2006
Sept 2005
Sept 2006
Sept 2005
Metric tons
Metric tons %
Metric tons
Metric tons %
(000’s)
(000’s) change
(000’s)
(000’s) change
Sales
Fine Paper – North America
368
428 (14.0)
1,426
1,433 (0.5)
Europe
626
673 (7.0)
2,450
2,427 0.9
Southern Africa
91
102 (10.8)
328
317 3.5
Total
1,085
1,203 (9.8)
4,204
4,177 0.6
Forest Products – Pulp and paper
operations
400
411 (2.7)
1,470
1,565 (6.1)
Forestry
operations
383
532 (28.0)
1,525
1,737 (12.2)
Total
1,868
2,146 (13.0)
7,199
7,479 (3.7)
Restated Restated
Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2006
Sept 2005%
Sept 2006
Sept 2005%
US$ million
US$ million change
US$ million
US$ million change
Sales
Fine Paper – North America
373
424 (12.0)
1,439
1,458 (1.3)
Europe
569
596 (4.5)
2,194
2,239 (2.0)
Southern Africa
87
99 (12.1)
325
323 0.6
Total
1,029
1,119 (8.0)
3,958
4,020 (1.5)
Forest Products – Pulp and paper
operations
245
239 2.5
896
908 (1.3)
Forestry
operations
22
30 (26.7)
87
90 (3.3)
Total
1,296
1,388 (6.6)
4,941
5,018 (1.5)

supplemental information
sappi limited – fourth quarter page 22
Restated Restated
Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2006
Sept 2005%
Sept 2006
Sept 2005%
US$ million
US$ million change
US$ million
US$ million change
Operating profit (loss)
Fine Paper – North America
7
(48) –
(16)
(259) –
Europe
(48)
42 –
(27)
84 –
Southern Africa
1
(15) –
(6)
(11) –
Total
(40)
(21) –
(49)
(186) –
Forest Products
85
35 (142.9)
175
83 110.8
Corporate
6
(2) –
(1)
(6) –
Total *
51
12 (325.0)
125
(109) –
* Operating profit for the year ended September 2006 reduced by US$12 million in respect of restructuring charges, asset impairments and asset impairment reversals (September 2006 quarter: US$1 million). September 2005 reduced by US$232 million (September
2005 quarter: US$10 million) in respect of asset impairments and asset impairment reversals.
Note: 2006 fiscal year included 52 weeks (2005 fiscal year: 53 weeks), September 2006 quarter included 13 weeks (September 2005 quarter: 14 weeks).

sappi ordinary shares
sappi limited – fourth quarter page 23
note: (1ADR = 1 sappi share)
ADR price (NYSE TICKER: SPP)
US$
18
16
14
12
10
8
6
4
2
0
1 Apr
2003
1 Jul
2003
1 Oct
2003
1 Jan
2004
1 Apr
2004
1 Jul
2004
1 Oct
2004
1 Jan
2005
1 Apr
2005
1 Jul
2005
1 Oct
2005
1 Jan
2006
ZAR
120
100
80
60
40
20
0
1 Jul
2006
1 Oct
2006
1 Apr
2006
6 Nov
2006
1 Apr
2003
1 Jul
2003
1 Oct
2003
1 Jan
2004
1 Apr
2004
1 Jul
2004
1 Oct
2004
1 Jan
2005
1 Apr
2005
1 Jul
2005
1 Oct
2005
1 Jan
2006
1 Jul
2006
1 Oct
2006
1 Apr
2006
6 Nov
2006

this report is available on the Sappi website
www.sappi.com
Other interested parties can obtain printed copies of this report from:
South Africa:
United States
United Kingdom:
Computershare Investor
ADR Depository:
Capita Registrars
Services 2004 Limited
The Bank of New York
The Registry
70 Marshall Street
Investor Relations
34 Beckenham Road
Johannesburg 2001
PO Box 11258
Beckenham, Kent
PO Box 61051
Church Street Station
BR3 4TU, DX 91750
Marshalltown 2107
New York, NY 10286-1258
Beckenham West
Tel +27 (0)11 370 5000
Tel +1 610 382 7836
Tel +44 (0)208 639 2157

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 28, 2006
SAPPI LIMITED,
by: /s/ D. J. O'Connor
Name: D. J. O'Connor
Title: Group Secretary